Exhibit (a)(1)(L)
Employee Stock Option Exchange Webinar
As previously communicated, on July 14, we initiated the Tender Offer period for the Flextronics Stock Option Exchange Program. Eligible employees have until 2:00 PM Pacific time on August 11th to decide whether they want to tender their existing underwater options for a smaller number of newly issued options at the new grant price. Because the closing date is rapidly approaching, Flextronics is holding an Employee Exchange Webinar to address outstanding questions or concerns.
The purpose of the Webinar is to provide information about the stock exchange program to eligible participants. The call, co-hosted by Flextronics and UBS, will provide information regarding the exchange process and will include examples of eligible awards. Following the presentation, a question and answer session will be held. Feel free to submit questions in advance to stock.admin@flextronics.com if you would like us to address your inquiry during the Webinar.
Go to http://intranet.flextronics.com/Marketing/Files/Exchange%20Employee%20Presentation%20Final.ppt to view the presentation and to http://www.videonewswire.com/event.asp?id=61130 to listen to the call at your designated time. A replay will be available after the call at the same location if you are unable to make the scheduled call.
The Stock Option Exchange Program is a unique opportunity provided to us by our shareholders. Even if you have already made an election, we hope that you will join us to educate yourself as much as possible to make an informed decision. We look forward to having you on the call.
Thank you